UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On May 31, 2023, Mobilicom Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all proposals described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on May 1, 2023. The proposals brought before the shareholders at the Meeting were approved by the shareholders of the Company with the requisite majority required for each proposal.

On May 31, 2023, the Company filed its report “Results of Annual General Meeting” with the Australian Securities Exchange. Attached hereto and incorporated herein is the Company’s report titled “Results of Annual General Meeting”.

EXHIBIT INDEX

Exhibit No.
99.1	Results of Annual General Meeting.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: May 31, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

2